UNDISCOVERED MANAGERS FUNDS

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

April 18, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Undiscovered Managers Funds (the “Trust”); File Nos. 333-37711; 811-08437 – Post-Effective Amendment No. 38

Dear Mr. Di Stefano:

This letter is in response to the comments you provided with respect to the Undiscovered Managers Behavioral Value Fund (the “Fund”) on April 5, 2013. Our responses to your comments are set forth below. Please note that all page references in the Global Comments – All Prospectuses heading below are to the Fund’s Select Class prospectus. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on April 30, 2013 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Comments – All Prospectuses

Fees and Expenses of the Fund

1.	Comment: We note that the Fund has been in existence for several years. As such, please modify footnote 1 to the Fee Table stating that “Other Expenses” are based on estimated amounts for the current fiscal year and, if necessary, modify the information in the “Other Expenses” line item.

Response: The Fund will modify its disclosure in response to your comments.

2.	Comment: Footnote 2 to the Fee Table states that the Fund’s adviser, administrator and distributor (the “Service Providers”) have contractually agreed to waive and/or reimburse expenses in certain instances. If the Service Providers have the ability to recoup any such waivers and/or reimbursements, please add appropriate disclosure to the footnote disclosing this fact.

Response: The Fund confirms that the Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such contract.

Main Investment Strategies

3.	Comment: In describing the Fund’s main investment strategy, the prospectus states that the Fund invests primarily in common stocks of U.S. companies that have value characteristics and that such common stocks include stocks of small capitalization companies, similar to those included in the Russell 2000 Value Index and REITs. Do such common stocks also include large capitalization companies?

Response: The Fund has the ability to invest in large capitalization companies. However, the Fund currently invests primarily in small capitalization companies. As such, the Fund respectfully submits that the disclosure is appropriate as drafted given the Fund’s current primary investment focus. To the extent large capitalization companies become a primary investment strategy, the Fund will revise the disclosure as it deems appropriate.

4.	Comment: Page 2 of the prospectus contains a paragraph describing REITs. The paragraph contains a description of REITs in general and also mentions that REITs are classified as equity REITs, mortgage REITs and hybrid REITs. The paragraph then contains a further description of equity REITs but does not contain a description of mortgage REITs or hybrid REITs. Please explain why there is no description of mortgage REITs or hybrid REITs.

Response: The Fund includes disclosure concerning equity REITs because it does not believe it is clear to an investor what an equity REIT invests in based on its name (i.e., it would not be apparent to an investor that an equity REIT invests in real property and derives its income primarily from rents). However, the Fund believes that given the name “mortgage REIT” and “hybrid REIT” an investor will be able to determine without further clarification that a mortgage REIT invests in mortgages while a hybrid REIT invests in both mortgages and real property. In addition, disclosure contained elsewhere in the prospectus describes how REITs may invest in real property and/or mortgages (e.g., the “Real Estate Securities Risk” risk factor contains disclosure that states the “Fund’s investments in real estate securities, including REITs, are subject to the same risks as direct investments in real estate and mortgages … [t]hese risks include default, prepayments, changes in value resulting from changes in interest rates and demand for real and rental property, and the management skill and credit-worthiness of REIT issuers” and the Additional Information About the Fund’s Investment Strategies section contains disclosure that states “[REITs] ... are pooled vehicles which invest primarily in income-producing real estate or loans related to real estate”), which the Fund believes further helps investors to make this distinction. However, in response to your comment, the Fund will consider further whether or not to add a description of mortgage REITs and hybrid REITs during its next annual update.

5.	Comment: The third paragraph on page 2 of the prospectus describes the process by which the adviser selects stocks. Please confirm whether such description also applies to how the adviser chooses which REITs to purchase.

Response: The Fund confirms that the adviser applies the same process described in the prospectus in determining the REITs in which it will invest.

More About the Fund

6.	Comment: On page 5 of the prospectus, the Additional Information About the Fund’s Investment Strategies section lists preferred stock, convertible securities, trust or partnership interests and warrants and right to buy common stock as equity securities in which the Fund may invest. These instruments are not listed in the main investment strategies section on page 2 of the prospectus. Please explain why these securities are not listed in the main investment strategy section.

Response: Preferred stock, convertible securities, trust or partnership interests and warrants and right to buy common stock are not included in the Fund’s main investment strategy section because they are not main investments of the Fund. In response to your comment, the Fund will add disclosure in the Additional Information About the Fund’s Investment Strategies section during its next annual update further clarifying that while the Fund may invest in these instruments from time to time, they are not main investment strategies of the Fund.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

7.	Comment: Please ensure disclosure is included in the Fund’s SAI that excludes the Fund’s investment policy on borrowing from the statement that any percentage limitations contained in the Fund’s investment policies apply at the time of purchase of the securities.

Response: The Fund respectfully notes that the Fund’s SAI contains such disclosure. Specifically, the SAI states:

Except for the restriction on borrowings set forth in fundamental investment policy (1) below, the percentage limitations contained in the policies below apply at the time of purchase of the securities.

Fundamental investment policy (1) is the Fund’s policy on borrowing (i.e., the Fund will not “[b]orrow money in excess of 33 1/3% of the value of its total assets (not including the amount borrowed) at the time the borrowing is made.”)

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In connection with your review of the Post-Effective Amendments No. 38 filed by the Trust on February 19, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary

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